UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 66437 / February 22, 2012

Admin. Proc. File No. 3-14534

In the Matter of

BIO-WARM CORP. (N/K/A PHI GOLD CORP.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Bio-Warm Corp. (n/k/a PHI Gold Corp.). The Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 11/ that the initial decision of the administrative law judge 12/ has become the final decision of the Commission with respect to PHI Gold Corp. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Bio-Warm Corp. (n/k/a PHI Gold Corp.) is revoked.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

1/ 17 C.F.R. § 201.360(d).

2/ Bio-Warm Corp. (n/k/a Phi Gold Corp.), Initial Decision Rel. No. 449 (Jan. 24, 2012), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 449
ADMINISTRATIVE PROCEEDING
FILE NO. 3-14534

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of AMERICAN CAPITAL PARTNERS LIMITED, INC., AMERICAN EDUCATORS FINANCIAL CORP. (N/K/A ASIA VENTURES CORP.), AUSTRAL PACIFIC ENERGY LTD., BIDVILLE, INC. (N/K/A PRIMEDGE, INC.), BIO-WARM CORP. (N/K/A PHI GOLD CORP.), BLACK ROCK GOLF CORP. (A/K/A AURUS CORP.), BROADBAND WIRELESS INTERNATIONAL CORP., and BUFFALO GOLD LTD.	:	INITIAL DECISION AS TO BIO-WARM CORP. (N/K/A PHI GOLD CORP.) January 24, 2012

APPEARANCES: Neil John Welch, Jr., and Matthew T. Spitzer for the Division of Enforcement, Securities and Exchange Commission

Henry D. Fahman, Chairman, for Bio-Warm Corp. (n/k/a PHI Gold Corp.)

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On September 7, 2011, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). An Initial Decision is due within 120 days of service of the OIP, or by February 2, 2012.[1] OIP at 5. All the Respondents except Bio-Warm Corp. (n/k/a PHI Gold Corp.) (PHI Gold) have been the subject of Orders revoking the registrations of their registered securities. American Capital Partners Limited, Inc., Exchange Act Release Nos. 65616 (Oct. 25, 2011) and 65701 (Nov. 8, 2011).

[1] It is customary to calculate the 120 days from when the last Respondent is served. There was no evidence that Austral Pacific Energy Ltd. (Austral Pacific) was served. At the prehearing conference on October 26, 2011, I stated that all Respondents were served by October 5, 2011, which I believe was when I was first notified that Austral Pacific and the Division of Enforcement had been in communications concerning an agreement in principle to settle the proceeding.

I considered a letter from Henry D. Fahman (Fahman), Chairman of PHI Gold, dated September 26, 2011, to be an Answer, and I granted Fahman's request to give PHI Gold additional time to complete the required financial audits and submit its past due periodic reports over objections of the Division of Enforcement (Division). PHI Gold did not disputed any of the allegations in the OIP.

I held telephonic prehearing conferences on October 26, 2011, and January 19, 2012. At the latter conference, Fahman acknowledged that PHI Gold would not be able to file the required periodic reports by the February 2, 2012, due date for disposition of the proceeding. I gave the Division leave to make an oral motion for summary disposition (Motion), which it did. PHI Gold did not object to the Motion.

Findings

I GRANT the Motion because there are no material facts in dispute and the Division is entitled to a summary disposition as a matter of law. 17 C.F.R. § 201.250(b).

PHI Gold, Central Index Key No. 1121459, is a defaulted Nevada corporation located in Huntington Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PHI Gold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2005, which reported a net loss of over $238,000 for the prior three months. As of August 29, 2011, the company's stock symbol "PHIG" was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception or Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, 13a-13. PHI Gold has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of PHI Gold's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Bio-Warm Corp. (n/k/a PHI Gold Corp.) is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of

Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occurs, the Initial Decision shall not become final as to that party.

_____

Brenda P. Murray
Chief Administrative Law Judge